COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Press Release (Fato Relevante)

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions of Article 157, 4th Paragraph of Law No. 6,404 dated December 15th, 1976 and Instrução CVM No 358 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) dated January 3rd, 2002, as amended, hereby informs that all agreements for the implementation of the Joint Venture between its controlling shareholders Abilio dos Santos Diniz (“Abilio Diniz”) and Casino Guichard Perrachon (“Casino”) have been executed, pursuant to terms of the Press Release published on May 4, 2005.

As a consequence, CBD received financial resources in an amount of R$1,029,000,000.00 (one billion and twenty nine million Brazilian Reais) that shall be invested in the reduction of its debts, reinforcing its capital structure and allowing it to continue the expansion of its operating activities.

São Paulo, July 8th, 2005.

Fernando Queiroz Tracanella
Investor Relations Officer